## Contact

www.linkedin.com/in/zach-schieffelin (LinkedIn)

## Top Skills

Start-ups
Entrepreneurship
Internet Strategy

## Patents

Versatile Electric Bicycle Systems
Electric bicycle transmission systems, methods, and devices
Bicycle with panniers
Versatile Electric Bicycle Systems
Expandable panniers

# Zach Schieffelin

Founder and CEO at Civilized Cycles
New York City Metropolitan Area

## Summary

Zach Schieffelin is helping people reimagine how they get around wherever they live, work and play. As founder and CEO of Civilized Cycles, he's bringing to market next generation, category redefining electric bikes the show our green future is not a sacrifice, its an upgrade.

Only the Civ can comfortably carry two adults and has fully integrated locking storage that can hold up to four bags of groceries, a suspension that automatically adjusts to the riders and top speed that adjusts to comply with traffic flow and local laws.

Zach has 20 years of experience in scooter, motorcycle, bicycle, e-bike and electric motorcycle retail sales and service. He is a lifelong rider, mechanic and builder. He's loved anything with wheels and a motor since he was a boy.

He's also been a lifelong student of transportation. The son of anthropologists, Zach grew up all over the world and saw just about every way people figured out how to get around. In between studies at a liberal arts college and business school, Zach worked as a vintage car mechanic. Working as a mechanic, he was shocked by all of the toxic and harmful chemicals involved in internal combustion engines.

Years later, after losing his dot-com job in the aftermath of 9-11, he returned to his love of wheels and founded Vespa Soho, the largest Vespa dealer in the U.S. after three years of operation. Though dealership weathered the 2008 financial crisis, the gas motor scooter wasn't working for an increasing number of consumers.

Zach pivoted and began offering the best available electric bikes, cargo bikes and Dutch-style cruisers and electric motorcycles to his showroom. Then consumers began asking for a product that had a few features from each. They wanted an effortless, quick, comfortable machine that transported people and stuff. They didn't want to have to go to the DMV. And they wanted style. Zach headed to the drawing board to sketch out what became the Civ.

He knew the Civ had to be social, because biking with your partner on separate bikes can be annoying and cumbersome. The Civ can carry two adults or an adult and two children, while still fitting in an elevator or bike rack. Couples and families can travel together by bike -- not car or SUV -- comfortably and easily.

It had to be versatile, so it could be used everywhere.

It had to be enduring, because a product that can be used forever is the most sustainable.

And in a smart phone world, it had to be connected.

Zach, a graduate of the NYU Stern School of Business, is helping build a bike culture and two-wheel world.

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## Experience

Civilized Cycles
Founder and CEO
January 2016 - Present (7 years 5 months)
NYC

Civilized Cycles builds ebikes that have the comfort, utility and active safety of a scooter or light motorcycle with the consumer accessibility, ease of use and legality of a bicycle. Our e-bikes are next generation and category redefining -- and have seven patents to prove it.

Our mission is to improve every aspect of the biking experience, and by doing so, compete with cars. We are always open to new friends and partners, so drop us a line!

www.civilizedcycles.com

Carbon Negative
Founder and CEO

2012 - 2016 (4 years)
Brooklyn, NY

- Created electric vehicle specialty retail brand focusing on premium market.
- Was franchise dealer for Zero electric motorcycles.
- Tested, selected, and marketed premium ebikes and cargo bikes.
- Developed extensive experience with challenges of electric vehicle sales and service.

Vespa  Soho
Founder and CEO
2002 - 2012 (10 years)
NYC

- Designed business model and plan, raised startup funding and launched Vespa Soho, a full service Vespa Retail Dealership in Manhattan.
- Managed all aspects of daily operations.
- Achieved 100% sales growth from '03 to '05 and recouped full capital costs in three years.
- Named #1 Vespa Dealer in USA 4 years after start up.
- Won 'Innovation Award' from Piaggio USA.

Jupiter Research
Associate Business Analyst, Strategic Marketing Group
September 1999 - September 2001 (2 years 1 month)
NYC

- Restructured and managed executive advisory service.
- Conducted industry market research for JMXI products.
- Performed internal business analysis for Strategic Marketing group.
- Conducted primary research on emerging web technologies.
- Wrote concept reports with strategic and tactical advice for clients.

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# Education

New York University - Leonard N. Stern School of Business
Bachelor of Science (BS), Marketing and Information Systems · (1996 - 1999)

Dunwoody College of Technology
Automotive Engineering Technology/Technician · (1996 - 1997)